TRIARC COMPANIES, INC.
                                280 Park Avenue
                               New York, NY 10017




                                                     December 19, 2006


VIA EDGAR
---------

SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:  HANNA T. TESHOME

            Re:   Triarc Companies, Inc.
                  Registration Statement on Form S-3
                  File No. 333-127818

Dear Ms. Teshome:

            Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the "Registration Statement") be accelerated to December 21, 2006 at 2:00 PM Eastern time or as soon thereafter as may be practicable.

            Triarc Companies, Inc. (the "Company") understands that the staff will consider this request as confirmation that the Company is aware of its responsibilities under the Securities Act and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

            The Company hereby acknowledges that:

            o should the Securities and Exchange Commission (the "Commission") or the staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing;

            o the action of the Commission or the staff, acting by delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement's disclosures; and


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            o   the Company may not assert the action of the  Commission or the
                staff,  acting  by  delegated   authority,   in  declaring  the
                Registration   Statement   effective,   as  a  defense  in  any
                proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

                                             Very truly yours,

                                             TRIARC COMPANIES, INC.


                                             /s/ Brian Schorr
                                             ------------------------------
                                             Brian Schorr
                                             Executive Vice President and
                                             General Counsel



cc: Raphael M. Russo, Paul, Weiss, Rifkind, Wharton & Garrison LLP